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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __) /*/


                                 Skygivers, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                    83081R108
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                                 (CUSIP Number)


                           Carol Fitzgerald, President
                                 165 Main Street
                            Penn Yan, New York 10167
                                  (315)536-9967
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 15, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to

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the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 83081R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carol Fitzgerald
          (Taxpayer ID No.   ###-##-####)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

          OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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                         7    SOLE VOTING POWER
     NUMBER OF
                             65,000,030
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              -0-
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                65,000,030
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              65,000,030

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.6%

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14   TYPE OF REPORTING PERSON*

          IN

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ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.0001 (the "Common Stock") of Skygivers, Inc., formerly known as Water Petroleum and Environmental Technologies Company (the "Issuer"). Based solely on information provided by the Issuer, as of January 9, 2000 there were 416,517,427 shares of Common Stock issued and outstanding.

     The address of the Issuer's principal executive office is 165 Main Street, Penn Yan, NY 14527.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a). The person filing this statement is Carol Fitzgerald (the "Reporting Person").

     (b). The Reporting Person's business address is 165 Main Street, Penn Yan, New York 14527.

     (c). The Reporting Person is presently engaged as the President of the Issuer.

     (d). The Reporting Person has not during the last five years been convicted or in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). The Reporting Person is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 15, 2000, the Reporting Person acquired 7,008,895 shares of common stock of Water Petroleum and Environmental Technologies Company pursuant to an Agreement and Plan of Reorganization between Skygivers, Inc. and Water Petroleum and Environmental Technologies Company dated as of October 16, 2000 ("Reorganization Agreement") in exchange for all of the issued and outstanding Common Stock of Skygivers, Inc (Water

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Petroleum and Environmental Technologies Company subsequently changed its name to Skygivers, Inc. and the former Skygivers, Inc. changed its name to WSDM, Inc.). 5,660,751 of the shares of common stock of Water Petroleum and Environmental Technologies Company were returned to the Issuer resulting in the ownership by the Reporting Person of 1,348,144 shares of Common Stock (after giving effect to a forward stock split which took place on December 15, 2000, the 1,348,144 shares of Common Stock are now equal to 65,000,030 shares of Common Stock).

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Shares for investment purposes and does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-f of this Item 4; however, pursuant to the Reorganization Agreement, the Reporting Person became the sole director of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns in the aggregate 65,000,030 shares of the Issuer's Common Stock or 15.6% of the outstanding and issued shares of Common Stock.

     (b)  The Reporting Person has the sole power to vote on 65,000,030 Shares.

     (c) Other than her acquisition of the Shares, there have been no transactions in the Common Stock by the Reporting Person during the past 60 days.

     (d) No persons, other than the Reporting Person, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Shares acquired by the Reporting Person.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationship between the Reporting Person and any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Reorganization as of October 15, 2000 is hereby incorporated by reference to Exhibit 10 of the Issuer's Form 8-K filed on November 29, 2000.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 18, 2000


                                                   /S/ CAROL FITZGERALD
                                                   --------------------
                                                   Carol Fitzgerald